Praxess Securities, LLC

Financial Statements and Supplemental Schedules

December 31, 2025

SEC ID 8-71110
Filed as confidential information pursuant to Rule 17a-5(c)(3) under the Securities and Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __1/01/2025__ AND ENDING __12/31/2025__
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Praxess Securities, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
[x] Broker-dealer   [ ] Security-based swap dealer   [ ] Major security-based swap participant
   [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__3102 West End Avenue Suite 400__
                                         (No. and Street)

__Nashville__	__Tennessee__	__37203__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Jennifer Forsyth__	__314-308-6689__	__jforsyth@praxess.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__BDO USA, P.C.__
                         (Name – if individual, state last, first, and middle name)

__2929 Allen Parkway 20th Floor__	__Houston__	__TX__	__77019-7100__
(Address)	(City)	(State)	(Zip Code)

__10/08/2003__	__243__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, James Houghton Wildman _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Praxess Securities, LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STATE OF TENNESSEE NOTARY PUBLIC — JOSEPH MCWHORTER — DAVIDSON COUNTY

Signature: _____

Title: CEO _____

_____
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents



Tel: 713-960-1706
Fax: 713-960-9549
www.bdo.com

2929 Allen Parkway, 20th Floor
Houston, TX 77019

Report of Independent Registered Public Accounting Firm

Member
Praxess Securities, LLC
Nashville, Tennessee

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Praxess Securities, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2025.

BDO USA, P.C.

February 10, 2026

Praxess Securities, LLC

Statement of Financial Condition
As of December 31, 2025

Assets		
Cash and Cash Equivalents	$	876,899
Accounts Receivable		97,000
Prepaid Expenses		61,238
Total Assets	$	1,035,137
Liabilities and Member's Equity		
Liabilities		
Accounts Payable	$	263
Other Liability		47,746
Total Liabilities		48,009
Member's Equity		987,128
Total Liabilities and Member's Equity	$	1,035,137

See Notes to Financial Statements.

Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Praxess Securities, LLC (the "Company") is a limited liability company organized in the State of Delaware and is wholly owned by Praxess Capital, LLC, "the Member". The Company participates, on a best-efforts basis, in private placement activities with a focus on private equity, private debt and private fund offerings governed by Securities and Exchange Commission (SEC) Regulation D. The Company is registered as a Broker-Dealer with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company commenced business on January 26, 2024, the date the membership with FINRA became effective.

The Company has historically funded its regulatory capital requirements and operating losses through contributions from its Member. The Company has a commitment from its Member to provide sufficient capital contributions to meet the Company's net capital and operating requirements for twelve months from the issuance of the financial statements.

Basis of Presentation and Use of Estimates

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held at major financial institutions and a money market account. The Company is exposed to credit risk to the extent that its cash balances exceed applicable Federal Deposit Insurance Corporation ("FDIC") insurance limits.

Revenue Recognition

Revenue consists primarily of private placement fees earned from services provided by the Company as a placement agent in the placement of private funds. Private placement fees consist of two types of fees with separate performance obligations:

1. Success fees are recognized as revenue at a point in time when the performance obligation to place securities or financial instruments has been completed, as the engagement to provide such services represents a singular objective that does not transfer any notable value until formally completed. The Company did earn success fees during the current fiscal period.

2. Retainer fees are recognized over time as revenue as the related services are rendered and based on the parameters defined in the respective engagement letters and recorded as "Other Liability" in the accompanying Statement of Financial Condition.

The accounts receivable as of December 31, 2025 represents amounts in connection with private placement transactions.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes.

The Company evaluates uncertain tax positions in accordance with Accounting Standards Codification Topic 740, *Income Taxes*. Management has determined that there are no uncertain tax positions that require recognition in the accompanying statement of financial condition as of December 31, 2025. The filed tax returns since the Company's commencement of operations remain open to potential examination.

Note 2 - Net Capital Requirements

The Company is subject to SEC Uniform Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2025, the Company had net capital and required net capital of $823,890 and $5,000, respectively. The Company was in compliance with the net capital requirements of Rule 15c3-1 as of that date as the applicable net capital ratio was 165 to 1.

Note 3 - Exemption from SEC Rule 15c3-3

The Company does not claim an exemption under 17 C.F.R. § 240.15c3-3 of the SEC under paragraph (k) of that rule, but instead is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5

Note 4 - Broker Dealer Single Reportable Segment

The Company is engaged in a single line of business as a Broker-Dealer, which is comprised of private placement services. The Company has identified its Chief Executive Officer as the chief operating decision maker, ("CODM"), who uses net income (loss) to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the net income and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 5 - Employee Compensation and Benefit Plan

Certain employees' compensation consists of a base salary and an annual performance bonus. Total annual performance bonuses of $95,000 were paid in cash during the year. A certain employee's bonus and the related employer taxes are being amortized for accounting purposes over the period June 2025 through June 2026.

The Company maintains a 401(k) plan for the benefit of all employees who have attained age of 18.

Note 6 – Related Party Transactions

The Company is affiliated with the Member through common ownership.

Note 7 – Commitments and Contingencies

The Company might be involved in legal matters that arise periodically in the ordinary course of business. At this time, the Company is not aware of any legal matters or customer complaints that are believed to be material to the Company's results of operations or financial condition.

Note 8 - Subsequent Events

In preparing the statement of financial condition, the Company has evaluated events and transactions for potential recognition or disclosure through February 10, 2026, the date the financial statements were available to be issued. No subsequent events were identified that require recognition or disclosure in the accompanying financial statements.